EXHIBIT 99.10

CONSENT OF AUTHOR / EXPERT

DMITRY TOLSTOV

I hereby consent to the use of my name, Dmitry Tolstov, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022 evaluating the Lindero property of Fortuna Mining Corp. (the “Company”), and the information contained in said technical report described or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-289971) and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission.

Dated: March 26, 2026

“Dmitry Tolstov”

Dmitry Tolstov, MMSA (QP)